NR12-33	December 20, 2012

Cardero Closes First Tranche of Non-Brokered Financing
and Announces Non-Brokered Flow-Through Private
Placement

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-MKT: CDY, Frankfurt: CR5) announces that it has re-priced and closed the first tranche of its non-brokered private placement announced October 31, 2012 to raise gross proceeds of $3,585,057.30. The Company has also arranged a private placement of 8,000,000 flow-through common shares at a price of $0.50 per share to raise gross proceeds of $4,000,000.

Non-brokered Private Placement

Due to market conditions, the Company has re-priced the non-brokered private placement announced October 31, 2012 (“Offering”) from $0.55 to $0.45 per share. On December 19, 2012, the Company closed the first tranche of the Offering, issuing 7,966,794 shares to raise gross proceeds of $3,585,057.30. In connection with this first tranche closing, the Company paid cash finder’s fees of $51,067.50 and issued 114,000 finder’s warrants, with each finder’s warrant exercisable to purchase one share at a price of $0.50 until December 19, 2013. As a result of the Company having arranged the flow-through private placement detailed below, the balance of the Offering has been reduced from 14,533,206 shares to 5,825,000 shares, and the Company anticipates closing the balance in a second tranche closing on or before January 14, 2013. All common shares issued or to be issued in the Offering will have a hold period in Canada of four months from date of issuance. All common shares issued or to be issued in the United States will be subject to resale restrictions under U.S. federal and state securities laws. The Company may pay a finder’s fee in connection with a portion of the second tranche of the Offering equal to 5% of the gross proceeds of that portion of the Offering, payable in cash, plus that number of warrants equal to 5% of the number of common shares sold under that portion of the Offering, with each warrant exercisable to purchase one common share at a price of $0.50 for one year from the closing of the second tranche of the Offering. Certain insiders of the Company have participated in the first tranche of the Offering. The Company has determined that there are exemptions available from the various requirements of Multilateral Instrument 61-101 for the issuance of any common shares issued to insiders. There will not be any change of control as a result of the Offering.

The net proceeds from the Offering are intended to be used to fund the preparation of the bankable feasibility study, coal quality analyses and environmental baseline work on the Carbon Creek Metallurgical Coal project, as well as ongoing work programs and property payments on the Sheini Hills Iron Ore project in Ghana and for general working capital.

Completion of the second tranche of the Offering is subject to the approval thereof by the NYSE-MKT.

Flow-through Private Placement

The Company has arranged a non-brokered private placement of up to 8,000,000 flow-through common shares at a price of $0.50 per share for gross proceeds of up to $4,000,000 (the “FT Offering”). All common shares issued in the FT Offering will have a hold period in Canada of four months from the closing of the FT Offering. The Company may pay a finder’s fee in connection with the FT Offering equal to 6% of the gross proceeds of that portion of the FT Offering, payable in cash, plus that number of warrants equal to 6% of the number of common shares sold under that portion of the FT Offering, with each warrant exercisable to purchase one common share at a price of $0.55 for one year from the closing of the FT Offering.

Cardero Resource Corp.	- 2 -	December 20, 2012
NR12-33 – Continued

The Company anticipates that the FT Offering will close on or before December 31, 2012. Completion of the FT Offering is subject to the acceptance for filing thereof by the Toronto Stock Exchange (“TSX”) and approval by the NYSE-MKT.

The gross proceeds of the FT Offering will be used by the Company and one or more subsidiary entities of the Company to incur Canadian Exploration Expenses in connection with the Carbon Creek Metallurgical Coal project in north-eastern BC.

The common shares issued and to be issued in the Offering and the FT Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”) or any applicable securities laws of any state of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the common shares to be issued in the Offering, nor shall there be any offer or sale of the common shares to be issued in the Offering in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ABOUT CARDERO RESOURCE CORP.

The common shares of the Company are currently listed on the TSX (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

Cardero Resource Corp.	- 3 -	December 20, 2012
NR12-33 – Continued

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated completion and terms of the second tranche of the Offering of the FT Offering and the proposed use of the proceeds of the Offering and the FT Offering by the Company, the potential for the Company to complete a bankable feasibility study for the Carbon Creek metallurgical coal deposit, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, risks associated with the timing and pricing of the second tranche of the Offering and of the FT Offering, completion of the second tranche of the Offering and of the FT Offering, regulatory acceptance of the Offering and the FT Offering, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's 2012 Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.